Exhibit D-7



                                   BEFORE THE

                       LOUISIANA PUBLIC SERVICE COMMISSION




IN RE: JOINT APPLICATION OF        )
ENTERGY GULF STATES, INC. AND      )    DOCKET NO. U-
ENTERGY LOUISIANA, INC.  FOR       )                 -----------
OFFICIAL ACTION OF APPROVAL OF OR  )
NON-OPPOSITION TO A TRANSFER OF    )
OWNERSHIP AND/OR CONTROL OF        )
CERTAIN TRANSMISSION ASSETS        )


                         JOINT APPLICATION ON BEHALF OF
                          ENTERGY GULF STATES, INC. AND
                           ENTERGY LOUISIANA, INC. FOR
                        OFFICIAL ACTION OF APPROVAL OF OR
                               NON-OPPOSITION TO A
                          TRANSFER OF OWNERSHIP AND/OR
                     CONTROL OF CERTAIN TRANSMISSION ASSETS
                     --------------------------------------

          NOW BEFORE THIS COMMISSION, through their undersigned counsel, come Entergy Gulf States, Inc. ("EGS") and Entergy Louisiana, Inc. ("ELI") (collectively, the "Applicants") for this, their Joint Application ("Application") for, among other things, official action of approval or official action of non-opposition by the Louisiana Public Service Commission (the "LPSC" or "Commission") to a transfer of ownership and/or control 1 of certain electric transmission assets of the Applicants to another entity and in support of this Application, the Applicants respectfully show as follows:

                         THE APPLICANTS AND THEIR SYSTEM

                                       I.

          The Applicants are public utility operating company subsidiaries of Entergy Corporation ("Entergy Corp."). Entergy Corp. is a public utility holding company organized pursuant to the Public Utility Holding Company Act of 1935 ("Holding Company Act"), created and existing pursuant to the laws of the State of Delaware, with its general offices and principal place of business at 639 Loyola Avenue, New Orleans, Louisiana 70113. Entergy Corp. owns all of the outstanding shares of common stock of its five public utility operating company subsidiaries: Entergy Arkansas, Inc. ("EAI"), EGS, ELI, Entergy Mississippi, Inc. ("EMI"), and Entergy New Orleans, Inc. ("ENO") (collectively, the "Operating Companies").

                                      II.

          The Operating Companies engage in the manufacture, generation, transmission, distribution, and sale of electricity to approximately 2.5 million retail customers throughout 84,000 square miles of Arkansas, Louisiana, Mississippi, and Texas. Pursuant to the Entergy System Agreement, which has been approved by the Federal Energy Regulatory Commission ("FERC"), the Operating Companies jointly plan and operate their electric generating facilities and bulk


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1    The term " transfer of ownership and/or control" as used in this
Application shall mean a transfer of all substantive indicia of ownership but actual transfer of title. Such indicia include, but are not limited to, rights and obligations relating to the maintenance, operation, repair, and replacement of certain transmission assets.


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electric transmission facilities as a single, integrated electric system (the
"Entergy System"). At the present time, The Operating Companies are subject to regulation by their respective state and/or local retail regulators: this Commission as to ELI and EGS's operations within Louisiana; the Arkansas Public Service Commission ("APSC") as to EAI; the Mississippi Public Service Commission ("MPSC") as to EMI; the Public Utility Commission of Texas ("PUCT") as to EGS's operations within Texas; and the Council of the City of New Orleans ("CNO") as to ENO and ELI's operations within the Fifteenth Ward of the City of New Orleans (Algiers).

                                      III.

          The Operating Companies also are subject to regulation by, among others, the FERC, which regulates the acquisition and disposition of facilities, interchange and transmission services, and wholesale purchases and sales of electric power and energy; the Securities and Exchange Commission ("SEC"), which regulates Entergy Corp. and its affiliates pursuant to, among others, the Holding Company Act; and, the Nuclear Regulatory Commission ("NRC"), which regulates nuclear operations at the Entergy System's five (5) nuclear-fueled electric generating units.

                      INDEPENDENT TRANSMISSION ORGANIZATION

                                       IV.

          The FERC has imposed a deadline of December 15, 2001, by which FERC-jurisidictional transmission facilities must be committed to an independent


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Regional Transmission Organization ("RTO").2  Such transmission facilities are to operated independently of the generation and merchant function of the utility, its affiliates and other market participants. The Entergy System has proposed that its FERC-jurisdictional transmission facilities be operated by a for-profit company ("Transco") that would be independent of Entergy Corp. and any of its other utility operations ,which Transco would be a participant in the Southwest Power Pool's Partnership Regional Transmission Organization ("SPP Partnership RTO").

                                 THE APPLICATION

                                       V.

          The Applicants hereby request Commission official action of approval or of non-opposition to a transfer ownership and/or control of certain of their electric transmission facilities and related assets to the independent transmission company. The Transco will be a limited liability company organized under Delaware law and authorized to engage in the business of providing non-discriminatory, open access transmission service, as required by the FERC, over FERC-regulated transmission facilities.3 The Transco will operate as a public utility. The Operating Companies, including the Applicants, intend to contribute ownership and/or control of their transmission assets to the Transco in return for passive ownership interests in the Transco. Other transmission-owning entities likewise could contribute their transmission assets


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2    See Regional Transmission Organizations, Docket No. RM99-2-000, Order No.
2000, 89 F.E.R.C. P. 61,285 (1999) ("FERC Order No. 2000").

3    The FERC has required all public utilities that own, control, or operate facilities used for transmitting electric energy in interstate commerce to file open access, non-discriminatory transmission tariffs that contain minimum terms and conditions of non-discriminatory service. See Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities, Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Docket Nos. RM95-8-000 and RM94-7-001, Order No. 888, 75 F.E.R.C. P. 61,080 (1996) ("FERC Order No. 888").


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to the Transco in return for passive ownership interests in the Transco. The
Transco LLC Agreement that will create the Transco is attached hereto as Joint
Exhibit 1.

                                       VI.

          The Applicants are seeking the Commission's approval of or non-opposition to the transfer of ownership and/or control of certain of the Applicants' transmission assets and facilities (including, as may be necessary or required, any related rights that may be subject to LPSC jurisdiction) to the Transco in order that those assets and facilities may be operated and managed by an independent transmission organization, consistent with FERC Order No. 2000.

                                      VII.

          This Application is one of a series of filings that the Applicants, either jointly or in concert with the other Operating Companies, must make in order to transfer ownership and/or control of their transmission assets and facilities to the Transco, which will participate in the proposed new SPP Partnership RTO, of which the Transco will be a part. The SPP is a regional electricity reliability council. On October 16 and December 29, 2000, Entergy Services, Inc. ("ESI") filed with the FERC, on behalf of the Applicants and the other Operating Companies, applications pursuant to FERC Order Nos. 2000 and 2000-A, and Sections 203 and 205 of the Federal Power Act ("FPA") for approval of the creation of an RTO, approval of the transfer of transmission assets to the RTO and approval of a Transco rate structure. ESI, on behalf of the Operating Companies, sought approval of the SPP Partnership RTO under Order No.


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2000 and approval under Section 203 of the FPA of the transfer of certain of the transmission assets of the Operating Companies to the Transco.

                                      VIII.

          ESI's December 29 filing on behalf of the Operating Companies contains the Transco rate schedules that will be included as part of the SPP Partnership RTO's transmission tariff. In addition, as part of that filing, ESI seeks to terminate FERC Schedule MSS-2 of the System Agreement, effective upon implementation of the Transco rate schedules. The Applicants understand that the SPP plans to file a single tariff for the SPP Partnership RTO that incorporates the details of a congestion management methodology during the first half of 2001. ESI may make another filing with the FERC at or near the time of the SPP's filing, in order to conform the Transco rate schedules to the SPP tariff and the congestion management requirements.

                                       IX.

          In order to enable the Transco to be operational no later than December 15, 2001, pursuant to FERC Order No. 2000, ESI has asked the FERC to act on its application and the subsequent RTO-related filings by July 31, 2001. Moreover, to allow ESI to initiate the process of selecting the independent board of the Managing Member that would manage the Transco, ESI also requested that the FERC issue a ruling on the proposed board selection process by March 1, 2001. The approval sought from this Commission in the present Application is contingent upon the Applicants securing the relief requested from the FERC in the proceedings described above.


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                                  JURISDICTION

                                       X.

          The LPSC has jurisdiction over this matter by virtue of La. Const. art. IV, section 21(B), LSA-R.S. 45:1176, and LPSC General Orders dated June 16, 1953, October 28, 1968, and March 18, 1994.

                              THE TRANSCO PROPOSAL

                                       XI.

          Pursuant to the SPP Partnership RTO proposal, an independent Transco (owning or controlling the transmission assets of the Operating Companies and similar transmission assets of other transmission owners) will operate under the oversight, and within the umbrella, of the SPP. The SPP was formed in 1941 by a voluntary, intercompany agreement among eleven utilities. In 1968, the SPP became a regional reliability council, joining with several other such organizations to form the predecessor to the North American Electric Reliability Council ("NERC"). Members of the SPP currently have more than four million customers in a 288,000 square-mile area, including all or part of the states of Arkansas, Kansas, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, and Texas. Some of the SPP Partnership RTO's functions will be performed by the SPP and some will be performed by the Transco.

                                      XII.

          The allocation of functions between the Transco and the SPP is set forth in a Memorandum of Understanding ("MOU"), which is attached hereto as Joint Exhibit 2. The SPP Partnership RTO will be responsible for (1) acting as


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regional security coordinator for the SPP and Transco system; (2) performing
Available Transfer Capability ("ATC")/Total Transfer Capability ("TTC") calculations; (3) fostering input by market participants into the Transco's policies; (4) overseeing the regional transmission system expansion process; and
(5) providing a forum for market monitoring and dispute resolution. The Transco will have control over the portions of its transmission tariff which affect the commercial terms and conditions of the Transco's facilities and other commercial responsibilities.

                                      XIII.

          Although Transco participants, such as the Applicants, which contribute assets to the Transco will be entitled to share in the Transco's profits or losses, such participants will hold only passive ownership interests in the Transco. The business affairs of the Transco will be conducted by its Managing Member, which will be a separate Delaware corporation. The Managing Member, in turn, will be governed by an independent, seven-member board. This Managing Member Board will be selected by a Board Selection Committee, consisting of representatives of various market participants, from a pool of qualified candidates identified by a nationally recognized search firm. The Transco Implementation Plan by which the Managing Member Board will be selected is attached hereto as Joint Exhibit 3. The structure of the Managing Member Board will ensure the independence of the Transco from the Operating Companies, any other Entergy Corporation affiliate, any entity owning a passive interest in the Transco, or any other entity that participates in the wholesale electricity market.


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                                      XIV.

          As is the case for boards of directors in general, the Managing Member Board will owe, to those who elect it, a fiduciary duty to maximize the value of the Transco and the assets controlled by the Transco and to protect the integrity of the passive owners' capital investments. However, the Managing Member Board is prohibited from considering any interests of the passive owners other than their interests in the Transco's business pursuant to the Transco LLC Agreement.4

                                       XV.

          The MOU, which was approved by the SPP board on July 20, 2000, describes the allocation of responsibilities between the Transco and the SPP Partnership RTO. The MOU provides the general principles that will govern the SPP Partnership RTO. The development of the SPP Partnership RTO is conditioned upon the implementation of said principles. All of the details of the congestion management approach that will apply across the SPP Partnership RTO have not yet been developed. Entergy Corp. and the SPP have reached agreement in principle on a "hybrid" congestion management approach that would use locational marginal pricing for the real-time balancing energy market and that would provide tradable transmission rights for the forward markets. A working group of the SPP currently is developing details to implement this approach. The Applicants expect the details of a congestion management approach to be completed in the near future and filed with the FERC.


------------------------
4    Entergy will revise section 9.1(b) of the Transco LLC Agreement (Joint
Exhibit 1) to clarify that the fiduciary duties owed by the Managing Member to the Transco members prohibit the Managing Member from considering the interests of those members outside the Transco's business. This will be accomplished by changing the word "require" in the last sentence of section 9.1(b) to "allow." With this clarification, the Transco's governance structure complies with the independence principles set forth in FERC Order No. 2000. [


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                                      XVI.

          The Applicants believe that the proposed SPP Partnership RTO is in the public interest as it satisfies the requirement of FERC Order No. 2000 that the Applicants' transmission network be placed under independent management. The binary RTO structure (the Transco as a member of the SPP Partnership RTO) allows for the creation of an RTO substantially larger than a Transco-only or SPP-only RTO. Moreover, the binary RTO structure may be more attractive to other utilities than an independent system operator, a possible alternative, and should permit the voluntary formation of an even larger RTO.

                                      XVII.

          The Applicants believe that the Transco is an appropriate vehicle to facilitate the expansion of the transmission grid, which will be important in creating a robust wholesale power market for wholesale and retail customers. The Transco will be a regulated, for-profit entity that will be responsive to incentives for superior grid performance and high-quality service and can be held accountable for its commercial actions and business decisions. The transfer of ownership and/or control of the Applicants' transmission assets to the Transco satisfies the requirements of both federal and Louisiana law.


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                     FACILITIES AND ASSETS TO BE TRANSFERRED

                                     XVIII.

          The Applicants propose to transfer to the Transco all facilities related to the transmission of electric energy that operate at a voltage of 69 kilovolts ("kV") or above (the "bulk power system"). These facilities include:

     a) transmission lines (including towers, poles, and conductors) and transmission substations;

     b)   transformers providing transformation within the bulk power system;

     c)   system control centers and operating facilities;

     d) lines providing connections to generation sources and step-up (generating plant) substations;

     e) radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

     f) common facilities in substations that provide primarily a transmission function; and

     g) voltage control devices and power flow control devices directly connected to the transmission system.

                                      XIX.

          With respect to the split between transmission and distribution assets, the transmission assets transferred to the Transco include equipment and devices that operate at 69 kV and above and function as part of the integrated transmission system to deliver bulk power to transmission customers. Thus, transmission lines and the switching stations and substations that serve to


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interconnect only transmission lines are considered transmission facilities.
Similarly, distribution assets include equipment and devices that operate below 69 kV or function as a part of the distribution delivery system. Thus, distribution lines, and the switching stations and substations that serve to interconnect only distribution lines, are considered distribution facilities.

                                       XX.

          The Applicants have a number of dual function substations that contain transmission elements (i.e., facilities operating at 69 kV or above) and distribution elements (i.e., facilities operating below 69 kV). For these dual function substations, the dividing line between transmission and distribution is the high voltage side of the disconnect switch of the distribution transformer. For the common use assets (i.e., land, structures, and equipment used to support both transmission and distribution functions) located at dual function substations, these assets will be considered transmission facilities for substations that are connected to three or more transmission lines and distribution facilities for substations that are connected to one or two transmission lines.

                                      XXI.

          With respect to the split between generation and transmission assets, generator step-up transformers and generator leads are classified as generation assets. The dividing line between the generation assets and transmission assets is defined to be at the high-voltage bushing of the generator step-up transformer. All common use assets within a generation switchyard will be classified as transmission assets and assigned to the Transco because of their effect on the integrated transmission system.


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                                      XXII.

          The transmission facilities to be transferred to the Transco are described in the Direct Testimony and Exhibits of Applicants' witnesses George
R. Bartlett and J. David Wright. Mr. Bartlett describes the transmission assets that will be transferred, including the division between the transmission and distribution assets and the generation and transmission assets. Mr. Wright identifies and describes the accounting treatment for the transfer of assets and liabilities to the Transco.

                        COMPLIANCE WITH LOUISIANA PUBLIC
                        SERVICE COMMISSION GENERAL ORDERS

                                     XXIII.

          The proposed transfer of transmission assets satisfies all of the factors set forth in this Commission's General Order of March 18, 1994, as well as other applicable orders of this Commission.

                                 PUBLIC INTEREST

                                      XXIV.

          The proposed transfer of transmission assets is consistent with orders of the FERC and, is in the public interest.


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                              FINANCING THE TRANSCO

                                      XXV.

          As noted above, the Applicants intend to transfer ownership and/or control of their transmission assets to the Transco in return for a passive ownership interest. Through a series of transactions that may include the transfer of legal title, the Applicants will transfer ownership and/or control of their transmission assets to the Transco. These transactions are designed to allow the Applicants to minimize tax effects associated with the transfer of assets. The Applicants initially will transfer ownership and/or control of their transmission assets and facilities to an intermediate transmission entity ("ITE"), which will be owned by the Applicants and the other Operating Companies.

                                      XXVI.

          The ITE will aggregate the transmission assets and facilities of all the Operating Companies for the ultimate transfer of ownership and/or control to the Transco through three limited liability companies. In addition, Entergy Corp. will own a one percent interest in two of these three limited liability companies, which will hold the passive ownership interest in Transco.

                                     XXVII.

          After the Applicants and the other Operating Companies transfer their assets to the ITE and to Transco, and before any distributions are made from Transco to the Operating Companies, each Operating Company will form a transmission holding company subsidiary ("HOLDCO"), and will transfer its ownership interest in the ITE to its HOLDCO. The formation of HOLDCO by the Applicants and each of the Operating Companies and the transfer by each of them


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of their ownership interest in the ITE is for the purpose of minimizing tax effects.

                                     XXVIII.

          In order to further ensure the independence of the Transco, the existing mortgage and other long-term debt of the Applicants will not be assumed by the Transco. Instead, there will be interim internal debt assumption agreements between the Applicants and the ITE. The ITE will obtain independent financing, the proceeds of which will be used to repay the debt of the Applicants and the other Operating Companies allocable to their transmission assets. The debt issued by the ITE will become the responsibility of the Transco upon completion of the transfer of transmission assets to the Transco. This process is explained in more detail in the Direct Testimony of Applicants' witness Steven C. McNeal. Because these entities will be members of a system that is subject to Holding Company Act, the SEC will have oversight of the financing and refinancing of the debt instruments required to accomplish this transaction.

                                  THE WITNESSES

                                      XXIX.

          The Applicants are submitting in support of their Application the Direct Testimony and Exhibits of Frank F. Gallaher, George R. Bartlett, J. David Wright, Steven C. McNeal, and Bruce M. Louiselle. The substance of the witnesses' testimony may be briefly summarized as follows:


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          a) Mr. Gallaher will outline the Company's proposal in more detail, introduce the other witnesses, discuss the process by which the Transco proposal was developed, summarize the relevant FERC filings and requirements, and explain the advantages of the Transco and the SPP partnership RTO structure to Louisiana retail ratepayers. Mr. Gallaher's testimony also will address, in whole or in part, the following factors set forth in the second numbered paragraph of the Commission's General Order of March 18, 1994: no. 2 ("Whether the purchaser is ready, willing and able to continue providing safe, reliable and adequate service to the utility's ratepayers"); no. 3 ("Whether the transfer will maintain or improve the financial condition of the resulting public utility or common carrier"); no. 4 ("Whether the proposed transfer will maintain or improve the quality of service to public utility or common carrier ratepayers"); no. 5 ("Whether the transfer will provide net benefits to ratepayers in both the short term and the long term and provide a ratemaking method that will ensure, to the fullest extent possible, that ratepayers will receive the forecasted short and long term benefit"; no. 6 ("Whether the transfer will adversely affect competition"); no. 7 ("Whether the transfer will maintain or improve the quality of management of the resulting public utility or common carrier doing business in the State"); no. 8 ("Whether the transfer will be fair and reasonable to the affected public utility or common carrier employees"); no. 9 ("Whether the transfer would be fair and reasonable to the majority of all affected public utility or common carrier shareholders"); and no. 10 ("Whether the transfer will be beneficial on an


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     overall basis to State and local economics and to the communities in the area served by the public utility or common carrier").

          b) Mr. Bartlett will describe the physical assets which must be separated and transferred, transmission planning under the SPP Partnership RTO, and will address service reliability issues related to the transfer of transmission assets. Mr. Bartlett's testimony also will address factor nos. 4 and 15 ("Whether any repairs and/or improvements are required, and the ability of the acquiring entity to make those repairs and/or improvements") of the March 18, 1994 LPSC General Order.

          c) Mr. Wright will discuss the accounting for the proposed transfer, and will present a pro forma balance sheet for the Transco. Mr. Wright's testimony will address the regulatory accounting portion of factor no. 17 ("The manner of financing the transfer and any impact that may have on encumbering the assets of the entity and the potential impact on rates") of the March 18, 1994 LPSC General Order.

          d) Mr. McNeal will discuss the financial process by which the Transco will be formed, its initial capital structure, and the effect of the transfer of transmission assets and facilities on the Applicants' financial structure. Mr. McNeal's testimony also will address portions of factor nos. 3, 9, and 14 ("Whether the acquiring entity, persons, or corporations have the financial ability to operate the public utility or common carrier system and maintain or upgrade the quality of the physical system") of the March 18, 1994 LPSC General Order.

          e) Mr. Louiselle will discuss the proposed Transmission Rate Rider ("TRR") and explain why the proposed transfer is in the public interest. Mr. Louiselle's testimony will address the following factors set forth in


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     the second numbered paragraph of the Commission's General Order of March
     18, 1994: no. 1 ("Whether the transfer is in the public interest"); no. 11 ("Whether the transfer will preserve the jurisdiction of the Commission and the ability of the Commission to effectively regulate and audit public utility's or common carrier's operations in the State"), no. 12 ("Whether conditions are necessary to prevent adverse consequences which may result from the transfer"); no. 13 ("The history of compliance or noncompliance of the [sic] proposed acquiring entity or principals or affiliates have had with regulatory authorities in this State or other jurisdictions"); and no. 18 ("Whether there are any conditions which should be attached to the proposed acquisition").

                             CONTINUING JURISDICTION

                                      XXX.

          Because ELI and EGS will retain their independent corporate forms, the transfer of transmission assets will not result in the loss by this Commission of jurisdiction over the retail rates of ELI and EGS in Louisiana, or the terms and conditions of retail service rendered by them. Hence, this Commission will maintain its power to regulate the Louisiana retail rates of ELI and EGS.


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                      TIMELINESS OF HEARINGS AND APPROVALS

                                      XXXI.

          In view of the transaction's being required pursuant to applicable FERC Orders, and the relatively large number of regulatory approvals that will be required in order for the transaction to be consummated, the Applicants respectfully request that this Commission promptly address this Application, so that this Commission may issue an order on this matter by July 31, 2001. The transfer of transmission assets is expressly contingent upon its approval by the appropriate regulatory agencies, including this Commission and the FERC.

                                     XXXII.

          For purposes of this proceeding, Applicants' representatives are as follows:

                                 E. Renae Conley
                      Chief Executive Officer and President
                             Entergy Louisiana, Inc.
                      Entergy Gulf States, Inc. - Louisiana
                             4809 Jefferson Highway
                               Jefferson, LA 70121
                        Telephone: (504) 840-2732 (voice)
                           (504) 840-2738 (facsimile)

                             J. Wayne Anderson, Esq.
                             Entergy Services, Inc.
                                   26th Floor
                                639 Loyola Avenue
                              New Orleans, LA 70113
                        Telephone: (504) 576-4377 (voice)
                           (504) 576-5579 (facsimile)


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          WHEREFORE, the Applicants pray as follows:

     A. That this Application be filed in the above entitled and numbered docket;

     B.   That, after due and lawful proceedings are had, this Commission:

          1. Find that the transfer of ownership and/or control of certain transmission assets described herein, but more particularly and specifically described in the testimony and exhibits of the witnesses attached hereto and made part hereof, is in the public interest, and, subject to the terms and conditions to be established hereby, fully complies with Louisiana law and the orders of this Commission;

          2. Take official action to grant approval of or express non-opposition to a transfer of ownership and/or control of certain of the transmission assets of ELI and EGS as a result of the transfers of such assets to the Transco;

     C. Grant all general and equitable relief that the law and the nature of the case may permit.


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                                             Respectively submitted,

                                             J. Wayne Anderson, Bar No. 2466
                                             Margot G. Augustin, Bar No. 20087
                                             J. Christopher Neel, Bar No. 25804


                                             By:
                                                -------------------------------

                                             ATTORNEYS FOR
                                             ENTERGY GULF STATES, INC. AND
                                             ENTERGY LOUISIANA, INC.


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